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Via EDGAR

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale, Erin Jaskot

Re:	Akebia Therapeutics, Inc.

Registration Statement on Form S-4 (File No. 333-227622)

Ladies and Gentlemen:

On behalf of Akebia Therapeutics, Inc. (“Akebia”), we submit this letter in response to the comments and requests for additional information contained in the letter (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 17, 2018, regarding the registration statement on Form S-4 filed by Akebia on October 1, 2018 (the “Registration Statement”).

Akebia has revised the Registration Statement in response to the Comment Letter and is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that reflects these revisions and generally updates the information contained therein. We are supplementally providing a blacklined copy of the Amendment No. 1, marked to show the changes from the Registration Statement as filed on October 1, 2018.

The paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

October 25, 2018

Staff Comments

Certain U.S. Federal Income Tax Consequences, page 130

1.

We note your statement that the merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the disclosed tax consequences assume that the merger so qualifies. Please revise the disclosure in this section to remove language stating that “generally” certain tax consequences will apply and express a firm opinion for each material tax consequence and file a tax opinion as required by Item 601(b)(8) of Regulation S-K. Please make similar changes throughout your prospectus, including the Questions and Answers and the Summary. Additionally, clearly state that the conclusion is the opinion of counsel and remove statements that assume the material.

Response:

In response to the Staff’s request, the Company has revised the disclosure on pages 13, 25, and 137 of Amendment No. 1. The opinion of Goodwin Procter LLP regarding certain federal income tax matters is filed as Exhibit 8.1 to Amendment No. 1.

Description of Capital Stock

Anti-Takeover Effects of the Akebia Charter and the Akebia Bylaws

Exclusive Forum, page 166

2.

We note that your charter provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on your behalf, subject to certain exceptions. Please revise to clarify whether your exclusive forum provision applies to actions arising under the federal securities laws. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 172 of Amendment No. 1 to clarify that the exclusive forum provision does not apply to certain claims, including those arising under federal securities laws and suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.

****

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-2244 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

October 25, 2018

Very truly yours,

/s/ Daniel Rees
Daniel Rees of LATHAM & WATKINS LLP

cc:	John Butler, Akebia Therapeutics, Inc.

Nicole R. Hadas, Akebia Therapeutics, Inc.